Exhibit 99.1

NEWS RELEASE
September 9th, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS 33.78 METERS OF 4.4 G/T AUEQ AT IXTACA, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the results from Almaden’s ongoing 2013 Ixtaca Zone drill program at the Company’s 100% owned Tuligtic project, Mexico. The 2013 drill program to date has been focussed on expanding the known resource immediately along strike to known mineralisation, adjacent to the current resource shell and within what is considered a potential pit shell. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-13-287                                CHEMALACO ZONE
25.50 meters @ 0.66 g/t gold and 102.3 g/t silver (2.7 g/t gold equivalent)
Including 2.08 meters @ 4.35 g/t gold and 975.0 g/t silver (23.9 g/t gold equivalent)

Hole TU-13-289                                CHEMALACO ZONE
19.00 meters @ 0.22 g/t gold and 48.4 g/t silver (1.2 g/t gold equivalent)
Including                      7.30 meters @ 0.40 g/t gold and 82.8 g/t silver (2.1 g/t gold equivalent)

Hole TU-13-291                                CHEMALACO ZONE
53.52 meters @ 0.56 g/t gold and 82.3 g/t silver (2.2 g/t gold equivalent)
Including                      6.10 meters @ 0.86 g/t gold and 313.5 g/t silver (7.1 g/t gold equivalent)

Hole TU-13-294                                CHEMALACO ZONE
90.75 meters @ 0.35 g/t gold and 31.1 g/t silver (1.0 g/t gold equivalent)
Including                      24.36 meters @ 0.67 g/t gold and 71.9 g/t silver (2.1 g/t gold equivalent)

Hole TU-13-295                                CHEMALACO ZONE
98.00 meters @ 0.24 g/t gold and 41.4 g/t silver (1.1 g/t gold equivalent)
Including                      22.65 meters @ 0.44 g/t gold and 103.2 g/t silver (2.5 g/t gold equivalent)
33.78 meters @ 0.23 g/t gold and 208.4 g/t silver (4.4 g/t gold equivalent)

Hole TU-13-307                                CHEMALACO ZONE
126.18 meters @ 0.33 g/t gold and 35.3 g/t silver (1.0 g/t gold equivalent)
Including                      13.50 meters @ 0.86 g/t gold and 92.4 g/t silver (2.7 g/t gold equivalent)

Below is a plan map and relevant sections which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Chemalaco Zone however overall the zone is currently interpreted to be dipping to the west and striking roughly north-south.

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	SECTION
TU-13-287	106.00	131.00	25.00	0.11	15.2	0.4	21	50050N
including	122.00	125.00	3.00	0.30	50.3	1.3	65
TU-13-287	156.50	182.00	25.50	0.66	102.3	2.7	135
including	168.00	170.08	2.08	4.35	975.0	23.9	1193
TU-13-289	134.00	153.00	19.00	0.22	48.4	1.2	59	50050N
including	144.50	151.80	7.30	0.40	82.8	2.1	103
TU-13-289	160.00	188.00	28.00	0.21	10.8	0.4	22
TU-13-290	73.00	79.00	6.00	0.22	0.0	0.2	11	10350E
TU-13-291	46.45	99.97	53.52	0.56	82.3	2.2	110	50150N
including	54.25	60.35	6.10	0.86	313.5	7.1	357
TU-13-291	151.00	167.00	16.00	0.13	18.9	0.5	25
TU-13-292	271.00	275.00	4.00	0.05	11.8	0.3	15
TU-13-292	303.50	305.50	2.00	0.12	54.9	1.2	61
TU-13-292	337.50	340.50	3.00	0.04	12.9	0.3	15
TU-13-293	75.59	87.78	12.19	0.36	7.6	0.5	26	50150N
TU-13-294	56.00	146.75	90.75	0.35	31.1	1.0	49	50150N
including	100.00	124.36	24.36	0.67	71.9	2.1	105
TU-13-295	63.40	76.00	12.60	0.16	18.0	0.5	26	50150N
TU-13-295	101.00	111.00	10.00	0.20	4.0	0.3	14
TU-13-295	143.00	241.00	98.00	0.24	41.4	1.1	53
including	168.70	171.20	2.50	0.94	121.8	3.4	169
including	193.00	196.50	3.50	0.48	152.0	3.5	176
including	212.00	234.65	22.65	0.44	103.2	2.5	125
including	225.05	232.30	7.25	0.64	183.4	4.3	215
TU-13-295	257.00	290.78	33.78	0.23	208.4	4.4	220
including	277.00	279.80	2.80	0.62	2291.1	46.4	2322
TU-13-296	62.70	200.56	137.86	0.43	21.4	0.9	43	50150N
including	81.69	118.20	36.51	0.83	31.3	1.5	73
including	136.00	148.74	12.74	0.56	55.6	1.7	84
TU-13-298	117.00	127.00	10.00	0.05	8.6	0.2	11	50150N
TU-13-298	145.00	157.00	12.00	0.09	30.8	0.7	35
including	151.00	153.00	2.00	0.13	148.1	3.1	155
TU-13-298	179.00	183.00	4.00	0.05	11.3	0.3	14
TU-13-298	193.00	218.00	25.00	0.29	9.5	0.5	24
including	211.00	212.50	1.50	1.06	19.7	1.5	73
TU-13-299	45.11	51.00	5.89	0.29	12.1	0.5	26	50200N
TU-13-299	87.00	90.00	3.00	0.19	6.5	0.3	16
TU-13-299	100.00	124.00	24.00	0.33	19.5	0.7	36
including	111.50	113.00	1.50	0.25	52.1	1.3	65
TU-13-302	66.45	170.08	103.63	0.29	14.4	0.6	29	50200N
including	103.00	125.00	22.00	0.83	35.9	1.5	78
TU-13-304	78.54	96.93	18.39	0.47	34.7	1.2	58	50200N
TU-13-305	20.73	29.00	8.27	0.15	5.9	0.3	13	50200N
TU-13-305	43.66	51.06	7.40	0.41	8.7	0.6	29
TU-13-307	57.50	238.00	180.50	0.31	20.1	0.7	36	50200N
including	60.50	75.50	15.00	0.53	34.1	1.2	61
including	143.50	152.70	9.20	0.48	27.3	1.0	51
including	164.00	166.00	2.00	0.41	186.7	4.1	207
including	227.50	237.00	9.50	0.60	54.2	1.7	84
TU-13-307	247.50	253.70	6.20	0.27	10.3	0.5	24
TU-13-307	272.50	398.68	126.18	0.33	35.3	1.0	52
including	272.50	273.50	1.00	1.38	370.5	8.8	439
including	296.50	310.00	13.50	0.86	92.4	2.7	135
including	304.50	310.00	5.50	1.56	171.9	5.0	250
including	317.50	321.00	3.50	0.28	83.9	2.0	98
including	330.00	342.60	12.60	0.45	62.5	1.7	85
including	358.00	370.00	12.00	0.38	45.2	1.3	64

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

3

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
619,600 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN
CALEVA ZONE
REFERENCE LINE CHEMALACO ZONE (NE EXTENSION)
Section 50200N
Section 50150N
Section 50100N
Section 50050N
Section 50000N
Section T/13,292
Section 10350E
CHEMALACO ZONE (NORTHEAST EXTENSION)
IXTACA NORTH ZONE
MAIN IXTACA ZONE
REFERENCE LINE
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
0
200m
SCALE

2400m
2200m
2000m
1800m
Reference Line
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-13-292
TU-13-290
TU-12-207
TU-10-009
TU-12-158
TU-10-010
TU-13-256
TU-13-260
TU-12-118
TU-11-028
TU-11-038
TU-10-007
TU-11-023
TU-12-202
TU-13-248
TU-12-142
TU-12-168
TU-11-035
TU-12-139
TU-12-211
TU-12-150
TU-11-067
TU-11-065
TU-10-008
TU-12-105
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
* Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals NYSE MKT: AAU TSX: AMM
Section 10350E
Looking 60 degrees (+/- 25m)
0m
150m

| Hole ID | From (m) | To (m) | Interval (m) | Gold (g/t) | Silver (g/t) | Gold Eq (g/t) |
|---|---|---|---|---|---|---|
| TU-10-007 | 37.05 | 53.83 | 16.78 | 0.48 | 24.4 | 1.0 |
| including | 43.35 | 47.55 | 4.20 | 0.91 | 30.5 | 1.5 |
| TU-10-007 | 60.00 | 134.12 | 74.12 | 0.30 | 31.1 | 0.9 |
| including | 63.00 | 66.60 | 3.60 | 0.71 | 59.5 | 1.9 |
| including | 80.20 | 82.25 | 2.05 | 1.57 | 146.7 | 4.5 |
| including | 92.47 | 93.25 | 0.78 | 1.59 | 393.8 | 9.5 |
| TU-12-007 | 139.20 | 162.25 | 23.05 | 0.16 | 15.1 | 0.5 |
| TU-10-008 | 85.10 | 109.70 | 24.60 | 0.32 | 38.5 | 1.1 |
| including | 101.11 | 104.11 | 3.00 | 0.94 | 94.7 | 2.8 |
| including | 107.38 | 109.70 | 2.32 | 1.30 | 127.7 | 3.9 |
| TU-10-008 | 117.32 | 135.87 | 18.55 | 0.22 | 24.3 | 0.7 |
| including | 123.00 | 126.45 | 3.45 | 0.91 | 90.7 | 2.7 |
| TU-11-065 | 26.00 | 126.80 | 100.80 | 0.58 | 46.2 | 1.5 |
| including | 26.00 | 74.78 | 48.78 | 0.95 | 77.0 | 2.5 |
| including | 43.60 | 68.00 | 24.40 | 1.67 | 134.4 | 4.4 |
| including | 49.80 | 59.80 | 10.00 | 3.05 | 198.8 | 7.0 |
| TU-11-067 | 24.30 | 145.00 | 120.70 | 1.02 | 72.6 | 2.5 |
| including | 36.50 | 136.80 | 100.30 | 1.20 | 85.0 | 2.9 |
| including | 54.90 | 96.30 | 41.40 | 1.91 | 144.1 | 4.8 |
| including | 63.55 | 85.50 | 21.95 | 2.75 | 210.1 | 7.0 |
| including | 65.60 | 80.85 | 15.25 | 3.26 | 253.4 | 8.3 |
| including | 107.20 | 116.95 | 9.75 | 2.54 | 112.6 | 4.8 |
| including | 125.55 | 127.43 | 1.88 | 2.51 | 242.2 | 7.3 |
| TU-12-202 | 26.50 | 66.50 | 40.00 | 0.35 | 1.4 | 0.4 |
| including | 26.50 | 38.00 | 11.50 | 0.78 | 0.5 | 0.8 |
| TU-12-202 | 137.10 | 172.50 | 35.40 | 0.62 | 12.3 | 0.9 |
| including | 139.10 | 145.10 | 6.00 | 2.57 | 35.4 | 3.3 |
| TU-12-202 | 249.30 | 260.80 | 11.50 | 0.10 | 16.7 | 0.4 |
| TU-12-211 | 31.20 | 187.85 | 156.65 | 0.59 | 28.6 | 1.2 |
| including | 70.70 | 84.50 | 13.80 | 0.97 | 82.9 | 2.6 |
| including | 97.80 | 105.65 | 7.85 | 1.07 | 59.4 | 2.3 |
| including | 129.85 | 142.40 | 12.55 | 1.38 | 53.3 | 2.4 |
| including | 172.85 | 183.85 | 11.00 | 0.91 | 56.7 | 2.0 |
| TU-13-290 | 73.00 | 79.00 | 6.00 | 0.22 | 0.0 | 0.2 |

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

| Hole ID | From (m) | To (m) | Interval (m) | Gold (g/t) | Silver (g/t) | Gold Eq (g/t) |
|---|---|---|---|---|---|---|
| TU-12-190 | 85.00 | 89.00 | 4.00 | 0.25 | 0.5 | 0.3 |
| TU-12-190 | 100.00 | 112.00 | 12.00 | 0.17 | 1.9 | 0.2 |
| TU-12-190 | 259.00 | 272.90 | 13.90 | 0.17 | 12.3 | 0.4 |
| TU-12-190 | 278.85 | 321.00 | 42.15 | 1.06 | 47.4 | 2.0 |
| including | 293.50 | 300.50 | 7.00 | 1.34 | 72.0 | 2.8 |
| including | 306.00 | 317.80 | 11.80 | 1.67 | 71.7 | 3.1 |
| including | 310.00 | 314.00 | 4.00 | 2.45 | 116.4 | 4.8 |
| TU-12-190 | 377.90 | 386.00 | 8.10 | 0.24 | 2.8 | 0.3 |
| TU-12-194 | 83.50 | 87.50 | 4.00 | 0.46 | 2.8 | 0.5 |
| TU-12-194 | 112.60 | 124.00 | 11.40 | 0.22 | 4.4 | 0.3 |
| TU-12-194 | 272.50 | 279.50 | 7.00 | 0.15 | 40.9 | 1.0 |
| TU-12-194 | 294.50 | 300.00 | 5.50 | 0.14 | 81.1 | 1.8 |
| TU-12-194 | 313.00 | 371.80 | 58.80 | 1.04 | 19.4 | 1.4 |
| including | 317.60 | 347.00 | 29.40 | 1.63 | 23.9 | 2.1 |
| TU-12-199 | 66.00 | 70.00 | 4.00 | 0.26 | 2.4 | 0.3 |
| TU-12-199 | 91.00 | 93.80 | 2.80 | 0.19 | 3.0 | 0.2 |
| TU-12-199 | 344.20 | 424.00 | 79.80 | 0.84 | 20.6 | 1.3 |
| including | 365.70 | 385.70 | 20.00 | 1.19 | 25.6 | 1.7 |
| including | 396.50 | 402.50 | 6.00 | 1.43 | 16.0 | 1.8 |
| including | 408.30 | 423.40 | 15.10 | 1.48 | 37.6 | 2.2 |
| including | 414.30 | 416.10 | 1.80 | 4.90 | 175.5 | 8.4 |
| TU-12-205 | 81.00 | 132.00 | 51.00 | 0.51 | 6.0 | 0.6 |
| including | 101.50 | 106.00 | 4.50 | 3.41 | 6.1 | 3.5 |
| TU-12-205 | 254.50 | 293.50 | 39.00 | 0.61 | 88.8 | 2.4 |
| including | 255.50 | 281.20 | 25.70 | 0.86 | 127.8 | 3.4 |
| including | 256.00 | 272.40 | 16.40 | 1.08 | 164.8 | 4.4 |
| including | 256.00 | 265.00 | 9.00 | 1.57 | 244.5 | 6.5 |
| TU-12-205 | 312.00 | 319.00 | 7.00 | 0.19 | 207.2 | 4.3 |
| TU-13-265 | 488.40 | 531.80 | 43.40 | 0.50 | 9.2 | 0.7 |
| including | 500.60 | 507.20 | 6.60 | 2.15 | 11.6 | 2.4 |
| including | 504.20 | 507.20 | 3.00 | 3.36 | 17.1 | 3.7 |
| TU-13-265 | 539.00 | 545.00 | 6.00 | 0.07 | 22.2 | 0.5 |
| TU-13-265 | 550.30 | 558.00 | 7.70 | 0.07 | 28.1 | 0.6 |
| TU-13-268 | 41.30 | 56.25 | 14.95 | 0.05 | 11.5 | 0.3 |
| TU-13-268 | 61.25 | 120.50 | 59.25 | 0.11 | 41.1 | 0.9 |
| including | 74.90 | 79.75 | 4.85 | 0.25 | 126.9 | 2.8 |
| including | 103.00 | 106.00 | 3.00 | 0.23 | 81.2 | 1.9 |
| TU-13-268 | 133.00 | 138.00 | 5.00 | 0.03 | 22.3 | 0.5 |
| TU-13-268 | 151.50 | 208.00 | 56.50 | 0.36 | 42.0 | 1.2 |
| including | 166.00 | 178.50 | 12.50 | 0.56 | 91.4 | 2.4 |
| including | 166.00 | 167.50 | 1.50 | 0.74 | 223.7 | 5.2 |
| including | 192.00 | 199.50 | 7.50 | 0.75 | 51.6 | 1.8 |
| TU-13-268 | 222.75 | 239.00 | 16.25 | 0.08 | 14.6 | 0.4 |
| TU-13-272 | 48.00 | 138.50 | 90.50 | 0.20 | 31.4 | 0.8 |
| including | 66.05 | 70.20 | 4.15 | 0.44 | 49.5 | 1.4 |
| including | 77.50 | 84.80 | 7.30 | 0.29 | 71.1 | 1.7 |
| including | 112.75 | 119.75 | 7.00 | 0.43 | 40.1 | 1.2 |
| including | 129.00 | 138.50 | 9.50 | 0.41 | 114.0 | 2.7 |
| TU-13-272 | 146.00 | 161.00 | 15.00 | 0.22 | 47.1 | 1.2 |
| including | 147.00 | 148.50 | 1.50 | 0.65 | 252.7 | 5.7 |
| TU-13-272 | 187.00 | 193.50 | 6.50 | 0.11 | 11.5 | 0.3 |
| TU-13-272 | 220.00 | 231.00 | 11.00 | 0.14 | 9.5 | 0.3 |
| TU-13-275 | 68.50 | 84.00 | 15.50 | 0.15 | 10.6 | 0.4 |
| TU-13-275 | 105.00 | 112.00 | 7.00 | 0.11 | 15.8 | 0.4 |
| TU-13-275 | 120.00 | 134.50 | 14.50 | 0.18 | 6.2 | 0.3 |
| TU-13-275 | 149.00 | 227.00 | 78.00 | 0.39 | 23.8 | 0.9 |
| including | 164.50 | 193.50 | 29.00 | 0.43 | 43.3 | 1.3 |
| TU-13-275 | 254.00 | 258.00 | 4.00 | 0.01 | 13.5 | 0.3 |
| TU-13-287 | 106.00 | 131.00 | 25.00 | 0.11 | 15.2 | 0.4 |
| including | 122.00 | 125.00 | 3.00 | 0.30 | 50.3 | 1.3 |
| TU-13-287 | 156.50 | 182.00 | 25.50 | 0.66 | 102.3 | 2.7 |
| including | 168.00 | 170.08 | 2.08 | 4.35 | 975.0 | 23.9 |
| TU-13-289 | 134.00 | 153.00 | 19.00 | 0.22 | 48.4 | 1.2 |
| including | 144.50 | 151.80 | 7.30 | 0.40 | 82.8 | 2.1 |
| TU-13-289 | 160.00 | 188.00 | 28.00 | 0.21 | 10.8 | 0.4 |

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line - Chemalaco Zone (NE-Extension)
2400m
2200m
2000m
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
CHEMALACO ZONE (NORTHEAST EXTENSION)
TU-13-262
TU-13-265
TU-12-199
TU-12-194
TU-12-190
TU-13-268
TU-13-272
TU-13-275
TU-13-287
TU-13-289
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals NYSE MKT: AAU TSX: AMM
Section 50050N
Looking 340 degrees (+/- 25m)
0m
150m

| Hole ID | From (m) | To (m) | Interval (m) | Gold (g/t) | Silver (g/t) | Gold Eq (g/t) |
|---|---|---|---|---|---|---|
| TU-12-223 | 88.00 | 107.00 | 19.00 | 0.15 | 3.8 | 0.2 |
| TU-12-223 | 252.00 | 263.40 | 11.40 | 0.13 | 30.5 | 0.7 |
| TU-12-223 | 299.40 | 370.60 | 71.20 | 0.10 | 8.3 | 0.3 |
| TU-12-228 | 97.50 | 103.00 | 5.50 | 0.13 | 7.8 | 0.3 |
| TU-12-228 | 283.10 | 292.00 | 8.90 | 0.16 | 35.2 | 0.9 |
| including | 283.10 | 286.00 | 2.90 | 0.29 | 59.2 | 1.5 |
| TU-12-228 | 303.10 | 362.00 | 58.90 | 0.34 | 19.4 | 0.7 |
| including | 323.00 | 331.50 | 8.50 | 0.90 | 19.2 | 1.3 |
| including | 353.50 | 354.50 | 1.00 | 2.36 | 213.1 | 6.6 |
| TU-12-228 | 370.00 | 376.10 | 6.10 | 0.06 | 16.2 | 0.4 |
| TU-12-230 | 114.00 | 127.70 | 13.70 | 0.11 | 9.2 | 0.3 |
| TU-12-230 | 365.00 | 375.00 | 10.00 | 0.02 | 37.0 | 0.8 |
| including | 366.00 | 367.00 | 1.00 | 0.01 | 207.1 | 4.2 |
| including | 370.80 | 372.00 | 1.20 | 0.08 | 82.6 | 1.7 |
| TU-13-291 | 46.45 | 99.97 | 53.52 | 0.56 | 82.3 | 2.2 |
| including | 54.25 | 60.35 | 6.10 | 0.86 | 313.5 | 7.1 |
| TU-13-291 | 151.00 | 167.00 | 16.00 | 0.13 | 18.9 | 0.5 |
| TU-13-293 | 75.59 | 87.78 | 12.19 | 0.36 | 7.6 | 0.5 |
| TU-13-294 | 56.00 | 146.75 | 90.75 | 0.35 | 31.1 | 1.0 |
| including | 100.00 | 124.36 | 24.36 | 0.67 | 71.9 | 2.1 |
| TU-13-295 | 63.40 | 76.00 | 12.60 | 0.16 | 18.0 | 0.5 |
| TU-13-295 | 101.00 | 111.00 | 10.00 | 0.20 | 4.0 | 0.3 |
| TU-13-295 | 143.00 | 241.00 | 98.00 | 0.24 | 41.4 | 1.1 |
| including | 168.70 | 171.20 | 2.50 | 0.94 | 121.8 | 3.4 |
| including | 193.00 | 196.50 | 3.50 | 0.48 | 152.0 | 3.5 |
| including | 212.00 | 234.65 | 22.65 | 0.44 | 103.2 | 2.5 |
| including | 225.05 | 232.30 | 7.25 | 0.64 | 183.4 | 4.3 |
| TU-13-295 | 257.00 | 290.78 | 33.78 | 0.23 | 208.4 | 4.4 |
| including | 277.00 | 279.80 | 2.80 | 0.62 | 2291.1 | 46.4 |
| TU-13-296 | 62.70 | 200.56 | 137.86 | 0.43 | 21.4 | 0.9 |
| including | 81.69 | 118.20 | 36.51 | 0.83 | 31.3 | 1.5 |
| including | 136.00 | 148.74 | 12.74 | 0.56 | 55.6 | 1.7 |
| TU-13-298 | 117.00 | 127.00 | 10.00 | 0.05 | 8.6 | 0.2 |
| TU-13-298 | 145.00 | 157.00 | 12.00 | 0.09 | 30.8 | 0.7 |
| including | 151.00 | 153.00 | 2.00 | 0.13 | 148.1 | 3.1 |
| TU-13-298 | 179.00 | 183.00 | 4.00 | 0.05 | 11.3 | 0.3 |
| TU-13-298 | 193.00 | 218.00 | 25.00 | 0.29 | 9.5 | 0.5 |
| including | 211.00 | 212.50 | 1.50 | 1.06 | 19.7 | 1.5 |

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line - Chemalaco Zone (NE-Extension)
2400m
2200m
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
CHEMALACO ZONE (NORTHEAST EXTENSION)
TU-13-262
TU-12-181
TU-12-230
CA-11-001
CA-11-004
TU-12-228
TU-12-103
TU-12-109
TU-12-223
TU-13-298
TU-11-093
TU-13-258
TU-13-295
TU-13-296
TU-13-294
TU-13-291
TU-13-293
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals NYSE MKT: AAU TSX: AMM
Section 50150N
Looking 340 degrees (+/- 25m)
0m
150m

2600m
2400m
2200m
Reference Line - Chemalaco Zone (NE-Extension)
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
CHEMALACO ZONE (NORTHEAST EXTENSION)
TU-13-304
TU-13-305
TU-13-302
TU-13-299
TU-13-307
TU-13-258
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Almaden Minerals NYSE MKT: AAU TSX: AMM
Section 50200N
Looking 340 degrees (+/- 25m)
0m
150m

| Hole ID | From (m) | To (m) | Interval (m) | Gold (g/t) | Silver (g/t) | Gold Eq (g/t) |
|---|---|---|---|---|---|---|
| TU-13-299 | 45.11 | 51.00 | 5.89 | 0.29 | 12.1 | 0.5 |
| TU-13-299 | 87.00 | 90.00 | 3.00 | 0.19 | 6.5 | 0.3 |
| TU-13-299 | 100.00 | 124.00 | 24.00 | 0.33 | 19.5 | 0.7 |
| including | 111.50 | 113.00 | 1.50 | 0.25 | 52.1 | 1.3 |
| TU-13-302 | 66.45 | 170.08 | 103.63 | 0.29 | 14.4 | 0.6 |
| including | 103.00 | 125.00 | 22.00 | 0.83 | 35.9 | 1.5 |
| TU-13-304 | 78.54 | 96.93 | 18.39 | 0.47 | 34.7 | 1.2 |
| TU-13-305 | 20.73 | 29.00 | 8.27 | 0.15 | 5.9 | 0.3 |
| TU-13-305 | 43.66 | 51.06 | 7.40 | 0.41 | 8.7 | 0.6 |
| TU-13-307 | 57.50 | 238.00 | 180.50 | 0.31 | 20.1 | 0.7 |
| including | 60.50 | 75.50 | 15.00 | 0.53 | 34.1 | 1.2 |
| including | 143.50 | 152.70 | 9.20 | 0.48 | 27.3 | 1.0 |
| including | 164.00 | 166.00 | 2.00 | 0.41 | 186.7 | 4.1 |
| including | 227.50 | 237.00 | 9.50 | 0.60 | 54.2 | 1.7 |
| TU-13-307 | 247.50 | 253.70 | 6.20 | 0.27 | 10.3 | 0.5 |
| TU-13-307 | 272.50 | 398.68 | 126.18 | 0.33 | 35.3 | 1.0 |
| including | 272.50 | 273.50 | 1.00 | 1.38 | 370.5 | 8.8 |
| including | 296.50 | 310.00 | 13.50 | 0.86 | 92.4 | 2.7 |
| including | 304.50 | 310.00 | 5.50 | 1.56 | 171.9 | 5.0 |
| including | 317.50 | 321.00 | 3.50 | 0.28 | 83.9 | 2.0 |
| including | 330.00 | 342.60 | 12.60 | 0.45 | 62.5 | 1.7 |
| including | 358.00 | 370.00 | 12.00 | 0.38 | 45.2 | 1.3 |

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

2400m
2200m
2000m
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
TU-13-290
TU-13-288
TU-13-292
TU-12-157
TU-12-188
TU-12-171
TU-12-167
TU-12-187
TU-12-198
TU-11-040
TU-12-193
TU-12-110
TU-12-195

| Hole ID | From (m) | To (m) | Interval (m) | Gold (g/t) | Silver (g/t) | Gold Eq (g/t) |
|---|---|---|---|---|---|---|
| TU-13-292 | 271.00 | 275.00 | 4.00 | 0.05 | 11.8 | 0.3 |
| TU-13-292 | 303.50 | 305.50 | 2.00 | 0.12 | 54.9 | 1.2 |
| TU-13-292 | 337.50 | 340.50 | 3.00 | 0.04 | 12.9 | 0.3 |

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section through hole TU-13-292
Looking 285 degrees (+/- 25m)

0m 150m